U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3




                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                For the quarterly period ended December 31, 1999
                                               -----------------










                         GPU, Inc. (File No. 074-00023)
--------------------------------------------------------------------------------
                      (Name of Registered Holding Company)

                  300 Madison Avenue, Morristown, NJ 07962-1911
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                                    GPU, Inc.


                     Quarterly Report Pursuant to Rule 58 of
                 the Public Utility Holding Company Act of 1935

                For the quarterly period ended December 31, 1999
                               ------------------



                                Table of Contents

  Item
   No.                             Title                                 Page
-------    ------------------------------------------------------        ----
    1      Organization Chart                                              1

    2      Issuances and Renewals of Securities and
           Capital Contributions                                           3

    3      Associate Transactions                                          4

    4      Summary of Aggregate Investment                                 7

    5      Other Investments                                               8

    6      Financial Statements and Exhibits:

               A - Financial Statements                                    9

               B - Exhibits                                               10

               C - Certificate of GPU, Inc.                               11

           Signature                                                      12





  Note:  All dollar amounts shown in this Form U-9C-3 are expressed in thousands
  ----   except for the amounts presented in the financial  statements  (Exhibit
         A), which are expressed in whole dollars.



                                            ITEM 1 - ORGANIZATION CHART

                                           Energy (ERC)
                                           or Gas (GRC)         Date of        State of    Percentage of Voting    Nature of
        Name of Reporting Company        Related Company      Organization  Organization    Securities Held **     Business
        -------------------------        ---------------      ------------  ------------    ------------------     --------


GPU, Inc. (a)
---------

GPU Advanced Resources, Inc.                   ERC              09/13/96        Delaware          100.0%              (b)

GPU International, Inc. (a)
-----------------------

Elmwood Energy Corporation                     ERC              02/13/87        New Jersey        100.0            (c),(d)
  Prime Energy Limited Partnership             ERC              05/08/86        New Jersey         50.0              (d)
Geddes II Corporation                          ERC              06/24/98        Delaware          100.0            (c),(d)
Geddes Cogeneration Corporation                ERC              03/23/89        New York          100.0            (c),(d)
  Onondaga Cogeneration Limited Partnership    ERC              06/08/88        New York          100.0              (d)
EI Selkirk, Inc.                               ERC              10/31/94        Delaware          100.0              (c)
 Selkirk Cogeneration Partners
        Limited Partnership                    ERC              06/06/90        Delaware           19.2              (d)
NCP Energy, Inc.                               ERC              11/21/89        California        100.0              (c)
  Syracuse Orange Partners L.P.                ERC              04/02/91        Delaware            4.9               *
NCP New York, Inc.                             ERC              07/09/93        Delaware          100.0               *
NCP Brooklyn Power, Inc.                       ERC              07/09/93        Delaware          100.0               *
NCP Gem, Inc.                                  ERC              05/23/91        Delaware          100.0              (c)
NCP Lake Power, Inc.                           ERC              05/23/91        Delaware          100.0            (c),(d)
  Lake Investment, L.P.                        ERC              05/23/91        Delaware          100.0              (c)
    Lake Cogen, Ltd.                           ERC              03/13/91        Florida            49.9 (g)          (d)
NCP Pasco, Inc.                                ERC              05/23/91        Delaware          100.0              (c)
NCP Dade Power, Inc.                           ERC              05/23/91        Delaware          100.0            (c),(d)
  Dade Investment, L.P.                        ERC              05/23/91        Delaware          100.0              (c)
    Pasco Cogen, Ltd.                          ERC              03/13/91        Florida            49.9              (d)
NCP Houston Power, Inc.                        ERC              12/02/93        Delaware          100.0            (c),(d)
NCP Perry, Inc.                                ERC              12/02/93        Delaware          100.0              (c)
  Mid-Georgia Cogen, L.P.                      ERC              12/03/93        Delaware           50.0              (d)
EI Services, Inc.                              ERC              10/07/93        Delaware          100.0              (d)
NCP Ada Power, Inc.                            ERC              07/31/93        California        100.0               *
Umatilla Groves, Inc.                          ERC              06/17/92        Delaware          100.0               *
NCP Commerce Power, Inc.                       ERC              08/31/93        California        100.0               *
Armstrong Energy Corporation                   ERC              07/14/88        New Jersey        100.0               *
  AEC/REF Fuel, Limited Partnership            ERC              12/22/89        Pennsylvania      100.0               *
EI Fuels Corporation                           ERC              08/09/90        Delaware          100.0              (e)
GPU Solar, Inc.                                ERC              07/09/97        New Jersey         50.0              (f)
GPUI Holdings, Inc.                            ERC              03/03/97        Delaware          100.0               *
GPU Generation Services - Lake, Inc.           ERC              04/05/99        Delaware          100.0              (d)*
GPU Generation Services - Pasco, Inc.          ERC              04/05/99        Delaware          100.0              (d)


*    Inactive.
**   Sets forth the percentage of voting securities held directly or indirectly by GPU,
     Inc. or GPU International, Inc. (GPUI), as applicable.

                                        1


(a) These GPU system companies hold securities directly or indirectly in the energy-related companies set below their names. GPUI is a wholly owned subsidiary of GPU, Inc.
(b) This subsidiary was formed to engage in energy services and retail energy sales.
(c) These energy-related companies hold securities in other energy-related companies.
(d) These subsidiaries participate in some or all aspects of promoting, developing, owning, managing and/or operating qualifying facilities, as defined in the Public Utility Regulatory Policies Act of 1978.
(e)  This subsidiary provides fuel management services.
(f) This subsidiary is involved in the development and commercialization of photovoltaics.
(g) In June 1997, GPUI acquired an additional 50% limited partnership interest in Lake Cogen, Ltd. (Lake) which was assigned and transferred to New Lake Corp. (New Lake), an unaffiliated company, for a promissory note. GPUI has indemnified New Lake against all claims and liabilities incurred relating to the operations of Lake. In turn, New Lake has agreed to sell its interest in Lake to a purchaser yet to be designated by GPUI. Based on this, Lake and New Lake are included as consolidated entities in GPUI's financial statements.

            Narrative Description of Activities for Reporting Period
            --------------------------------------------------------

     Camchino Energy Corporation - In October 1999, GPUI sold 100% of the common stock of Camchino Energy Corporation.

     Project Orange Associates L.P. - In December 1999, Syracuse Orange Partners L.P. sold its interest in Project Orange Associates L.P.

     Mid-Georgia Cogen, L.P. - On December 31, 1999, GPUI's $5 million letter of credit to Sonat Mid-Georgia L.L.C. expired. This letter of credit was guaranteed by GPU, Inc.

     GPU International, Inc. - In the fourth quarter of 1999, GPUI paid a dividend to GPU, Inc. in the amount of $16.5 million.


          ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                             Type of    Principal                                  Company to        Collateral     Consideration
                            Security    Amount of        Issue or      Cost of     whom  Security    Given with      Received
Company Issuing Security     Issued     Security         Renewal       Capital     was Issued        Security     for Each Security
------------------------     ------     --------         -------       -------     ----------        --------     -----------------

          None.





                          Company Contributing                 Company Receiving        Amount of Capital
                                Capital                              Capital               Contribution
                          -------------------                   ----------------        -----------------

                                 None.





Note:  The information provided in Item 2 presents the activities of the reporting period only.
----





                                        3




                         ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies



                                                                                                        Total
     Reporting Company      Associate Company                                                           Amount
    Rendering Services      Receiving Services                Types of Services Rendered                Billed
-------------------------  -----------------------            -----------------------------             --------
EI Services, Inc.          Mid-Georgia Cogen, L.P.            Operations management                    $xxx (1)

NCP Houston Power, Inc.    Mid-Georgia Cogen, L.P.            Accounting and administration             xxx (1)

EI Fuels Corporation       Mid-Georgia Cogen, L.P.            Fuel supplies and management              xxx (1)
                                                              services

NCP Lake Power, Inc.       Lake Cogen, Ltd.                   Accounting, administration and            xxx (1)
                                                              operations and maintenance  (O&M)
                                                              management

NCP Dade Power, Inc.       Pasco Cogen, Ltd.                  Administration and O&M management         xxx (1)

Geddes Cogeneration        Onondaga Cogeneration Limited      Accounting, administration and            xxx (1)
Corporation                Partnership                        O&M management

Elmwood Energy Corporation Prime Energy Limited Partnership   Accounting and administration             xxx (1)

GPU Generation Services -  Pasco Cogen, Ltd.                  O&M management                            xxx (1)
Pasco, Inc.


Notes: The information provided in Item 3 presents the activities of the ----- reporting period only. The amounts required under the caption "Total
        Amount Billed" are being filed pursuant to request for confidential treatment.

    (1) The amounts shown represent negotiated contractual rates billed in accordance with the applicable service contracts filed under Item 6.

                                        4



                        ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies



                                                                                                        Total
     Associate Company       Reporting Company                                                          Amount
    Rendering Services         Receiving  Services           Types of Services Rendered                 Billed
-------------------------  -----------------------            -----------------------------             --------
GPU International, Inc.    Prime Energy Limited Partnership   O&M management                            $xxx

GPU International, Inc.    EI Services, Inc.                  Operations management for                 xxx (1)
                                                              Mid-Georgia Cogen, L.P.

GPU International, Inc.    NCP Houston Power, Inc.            Accounting and administration for         xxx (1)
                                                              Mid-Georgia Cogen, L.P.

GPU International, Inc.    NCP Lake Power, Inc.               Accounting, administration  and O&M       xxx (1)
                                                              management for Lake Cogen,
Ltd.

GPU International, Inc.    NCP Dade Power, Inc.               Administration and O&M management         xxx (1)
                                                              for Pasco Cogen, Ltd.

GPU International, Inc.    Onondaga Cogeneration Limited      O&M management                            xxx (1)
                           Partnership

GPU International, Inc.    Geddes Cogeneration Corporation    Accounting and administration  for        xxx (1)
                                                              Onondaga Cogeneration Limited
                                                              Partnership

GPU International, Inc.    Elmwood Energy Corporation         Accounting and administration for         xxx (1)
                                                              Prime Energy Limited Partnership

GPU International, Inc.    NCP Energy, Inc.                   Accounting and administration for         xxx (1)
                                                              Syracuse Orange Partners L.P. and
                                                              Project Orange Associates L.P.

GPU International, Inc.    GPU Solar, Inc.                    Management, marketing and technical       xxx (1)
                                                              expertise for GPU Solar, Inc.





                                        5




                        ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies
(Continued)


                                                                                                        Total
     Associate Company     Reporting Company                                                            Amount
    Rendering Services     Receiving Services                Types of Services Rendered                Billed
-------------------------- -----------------------------      -------------------------                 -------
GPU International, Inc.    GPU Advanced Resources, Inc.       Certain general and administrative       $xxx (1)
                                                              services for GPU Advanced Resources,
                                                              Inc.

Metropolitan Edison        GPU Advanced Resources, Inc.       Certain general and administrative        xxx (2)
Company                                                       services for GPU Advanced Resources,
                                                              Inc.

GPU Service, Inc.          GPU Advanced Resources, Inc.       Legal and certain general and             xxx (3)
                                                              administrative services for
                                                              GPU Advanced Resources, Inc.


Notes:    The  information  provided in Item 3 presents the  activities of the
----- reporting period only. The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

     (1) The amounts shown include overhead charges applied, at a rate of 143%, to employee salaries billed for services rendered. No capital costs were charged.

     (2) The amounts shown include overhead charges applied, at a rate of 45.65%, to employee salaries billed for services rendered. No capital costs were charged.

     (3) The amounts shown include overhead charges applied, at a rate of 45.91%, to employee salaries billed for services rendered. No capital costs were charged.



                                        6




                                     ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:

   Total average consolidated capitalization as of  December 31, 1999           $10,585,189                             Line 1
                                                   -----------------------

     Total capitalization multiplied by 15% (line 1 multiplied by 0.15)           1,587,778                             Line 2
     Greater of $50 million or line 2                                                             $1,587,778            Line 3

     Total current aggregate investment:
     (categorized by major line of energy-related business)
        Ownership and operation of qualifying  facilities (Category VIII)            31,106
        Energy  services  and  retail  energy  sales  (Category  V)                  25,900
        Fuel  management services (Category IX)                                         -
        Operations and maintenance  services  (Category  VII)                           -
        Development  and  commercialization  of  photovoltaics  (Category II)           450
                                                                                     ------
             Total current aggregate investment                                                       57,456            Line 4
                                                                                                      ------

     Difference between the greater of $50 million or 15% of capitalization  and the total aggregate investment of the registered holding company
          system (line 3 less line 4)                                                             $1,530,322            Line 5
                                                                                                  ==========




Notes: The caption "Total average consolidated capitalization" includes total common equity, preferred equity (including amounts due within one year), long-term debt (including amounts due within one year) and short-term debt.

        The caption "Total current aggregate investment" includes all amounts invested or committed to be invested in energy-related companies on or after the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary company thereof.

                                        7




                                     ITEM 5 - OTHER INVESTMENTS

                                                Aggregate Investment as of Change in  Investments   Reason for Change
Major Line of Energy-Related Business            September 30, 1999        During Reporting Period  in Investments
-------------------------------------          ---------------------       -----------------------  -----------------
Ownership and operation of qualifying
    facilities (Category VIII)                        $156,790 *                    $(5,000)        GPUI's   letter of credit to
                                                                                                    Sonat  Mid-Georgia  L.L.C.
                                                                                                    (guaranteed by GPU, Inc)
                                                                                                    expired on December 31, 1999.

Energy services and retail energy
  sales (Category V)                                    25,900                           -          No change.

Fuel management services (Category IX)                      **                           -          No change.

Operations and maintenance
  services (Category VII)                                   **                           -          No change.

Development and commercialization of
  photovoltaics (Category II)                              450                           -          No change.





* The caption "Aggregate Investment as of September 30, 1999" includes $120,684 that was invested or committed to be invested in energy-related companies, prior to the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary thereof. The $120,684 includes a reduction of $16,500 for dividends paid to GPU, Inc. by GPU International.



**   The  amounts  invested  in  such   energy-related   companies,   which  are
     immaterial,   have  subsequently  been  reinvested,  and  are  included  in
     "Ownership and operation of qualifying facilities (Category VIII)."



                                        8


                  ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS



A.  Financial Statements

  A-1 Financial statements of GPU Advanced Resources, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

  A-2 Financial statements of Elmwood Energy Corporation - not required for the last quarterly period of the registered holding company's fiscal year.

  A-3 Financial statements of Prime Energy Limited Partnership - not required for the last quarterly period of the registered holding company's fiscal year.

  A-4 Financial statements of Geddes Cogeneration Corporation - not required for the last quarterly period of the registered holding company's fiscal year.

  A-5 Financial statements of Onondaga Cogeneration Limited Partnership - not required for the last quarterly period of the registered holding company's fiscal year.

  A-6 Financial statements of NCP Energy, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

  A-7 Financial statements of NCP Lake Power, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

  A-8 Financial statements of NCP Dade Power, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

  A-9 Financial statements of NCP Houston Power, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

  A-10 Financial statements of Mid-Georgia Cogen, L.P. - not required for the last quarterly period of the registered holding company's fiscal year.

  A-11 Financial statements of EI Services, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

  A-12 Financial statements of GPU Solar, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

  A-13 Financial statements of EI Fuels Corporation - not required for the last quarterly period of the registered holding company's fiscal year.

  A-14 Financial statements of Geddes II Corporation - not required for the last quarterly period of the registered holding company's fiscal year.

  A-15 Financial statements of GPU Generation Services - Pasco, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

Exhibits

B.  Contracts Required by Item 3
    ----------------------------

  B-1 Contract between EI Services, Inc. and Mid-Georgia Cogen, L.P. to provide construction and operations management services - incorporated by reference to Exhibit B-1 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

  B-2 Contract between NCP Houston Power, Inc. and Mid-Georgia Cogen, L.P. to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-2 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

  B-3 Contract between NCP Lake Power, Inc. and Lake Cogen, Ltd. to provide accounting, administrative and operations and maintenance (O&M) management services (included in partnership agreement) - incorporated by reference to Exhibit B-3 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

  B-4 Contract between NCP Dade Power, Inc. and Pasco Cogen, Ltd. to provide administrative and O&M management services (included in partnership agreement) - incorporated by reference to Exhibit B-4 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

  B-5 Contract between Geddes Cogeneration Corporation and Onondaga Cogeneration Limited Partnership to provide accounting, administrative and O&M management services (included in partnership agreement) - incorporated by reference to Exhibit B-5 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

  B-6 Contract between Elmwood Energy Corporation and Prime Energy Limited Partnership to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-9 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

  B-7 Contract between GPU International, Inc. and Prime Energy Limited Partnership to provide O&M management services - incorporated by reference to Exhibit B-10 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

  B-8 Contract between GPU International, Inc. and Onondaga Cogeneration Limited Partnership to provide O&M management services - incorporated by reference to Exhibit B-11 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

  B-9 Contract between GPU International, Inc. and GPU Solar, Inc. to provide management, marketing and technical expertise services - incorporated by reference to Exhibit B-12 to GPU's Quarterly Report on Form U-9C-3 for the period ended September 30, 1997.

  B-10 Contract between GPU Service, Inc. and GPU Advanced Resources, Inc. to provide legal and certain general and administrative services - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 1997.

B.  Contracts Required by Item 3
    ----------------------------


  B-11 Contract between EI Fuels Corporation and Mid-Georgia Cogen, L.P. to provide fuel supplies and management services - incorporated by reference to Exhibit B-14 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1998.

  B-12 Contract between GPU Generation Services - Pasco, Inc. and Pasco Cogen, Ltd. to provide O&M management services - incorporated by reference to Exhibit B-15 to GPU's Quarterly Report on Form U-9C-3 for the period ended September 30, 1999.



 Note: Services rendered by GPU International, Inc. to EI Services, Inc., NCP Houston Power, Inc., NCP Lake Power, Inc., NCP Dade Power, Inc., Geddes Cogeneration Corporation, Elmwood Energy Corporation, NCP Energy, Inc. and GPU Advanced Resources, Inc., and services rendered by Metropolitan Edison Company to GPU Advanced Resources, Inc. are provided pursuant to oral arrangements and no written agreements exist.

C.  Certificate of GPU, Inc.
    ------------------------

                                    SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                              GPU, INC.


March 29, 2000
                              By /s/ P. E. Maricondo
                                 -------------------
                                 P. E. Maricondo, Vice President,
                                 Comptroller and Chief Accounting Officer

         Index of Financial Statements and Exhibits to be Filed in EDGAR
         ---------------------------------------------------------------

C.    Certificate of GPU, Inc.

                                                                     Exhibit C

                                    GPU, Inc.
                  300 Madison Avenue, Morristown, NJ 07962-1911


                                   Certificate
                                   -----------

     Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that:

          A copy of quarterly report on Form U-9C-3, for the period ended September 30, 1999, was filed with the state commissions having jurisdiction over the electric retail rates of GPU's public utility subsidiary companies. The names and addresses of these state commissions are as follows:

              New Jersey Division of Energy
              Board of Public Utilities
              Two Gateway Center
              Newark, NJ 07102

              Commonwealth of Pennsylvania*
              Public Utility Commission
              P.O. Box 3265
              Harrisburg, PA 17105-3265



*A conformed copy of the publicly available report was filed with the Pennsylvania Public Utility Commission.

March 29, 2000
                              By /s/ P. E. Maricondo
                                 -------------------
                                 P. E. Maricondo, Vice President,
                                 Comptroller and Chief Accounting
                                 Officer





Note: Pennsylvania Electric Company ("Penelec") is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.